Putnam International New Opportunities Fund

May 15, 2007 meeting

A proposal to approve a new management contract between the fund and Putnam Investment Management, LLC was approved as follows:

Votes for        Votes against         Abstentions
24,218,143         1,225,448             942,564


All tabulations are rounded to the nearest whole number.